

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2020

Jesse Correll
Chief Executive Officer
UTG, Inc.
205 North Depot Street
Stanford, KY 40484

> **Re: UTG, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 20, 2020**
> **Form 10-Q for Quarterly Period Ended June 30, 2020**
> **Filed August 11, 2020**
> **File No. 000-16867**

Dear Mr. Correll:

We have reviewed your August 10, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2020 letter.

Form 10-K for the Fiscal Period Ending December 31, 2019

Notes to Consolidated Financial Statements
Note 2. Investments

1. We note your response to prior comment 2. From your disclosure in Note 2 it is apparent that about 44% of your investment real estate portfolio at December 31, 2019 includes ownership rights in oil and gas royalties, but it is unclear where your remaining oil and gas investment exposure is included in your investment portfolio. Please tell us and revise future filings to disclose, how each of your categories of oil and gas investments included in your response are classified within Investments. In your response explain why it is appropriate to classify these investments as you do, including why it is appropriate to

classify oil and gas royalty rights as real estate investments.

2. You disclose that Investment real estate is held for sale and is reported at the lower of cost or fair value less cost to sell. Please tell us:

- How these investments qualify for held for sale accounting. In your response, address each of the criteria in ASC 360-10-45-9 through 45-11. Specifically tell us how you met the requirement of probable disposal within one year under ASC 360-10-45-9d when, for example, it appears based on sale information from your cash flow statements for the last two and a half years that at June 30, 2020 you still hold a significant amount of real estate investments that were on your December 31, 2017 balance sheet;
- The nature of your real estate investments other than your oil and gas royalty interests; and
- By type of real estate investment, the carrying value and fair value or those investments carried at cost versus those carried at fair value less cost to sell at both December 31, 2019 and June 30, 2020.

Note 3. Fair Value Measurements

3. We note your response to prior comment 1, that Trust Preferred Securities are a unique type of security, that your investments in these instruments are a direct investment with the originating entity as well as your revised proposed disclosures. Please address the following:

- Tell us the amount of Trust Preferred Securities on hand at December 31, 2019 and June 30, 2020. To the extent these amounts are significant, revise your proposed disclosure in Exhibit A (updated to provide June 30, 2020 information) to separately present these securities from common stock in your tables under the Recurring Measurements section. To the extend these amounts are not significant, revise the "common stock" caption in those tables to include preferred stock;
- Enhance your proposed disclosures to describe the characteristics of these securities to support your equity classification; and
- Although you represent in your response to the first bullet of our prior comment that you will remove reference to "collateralized debt obligation" in your disclosure, your proposed disclosure in the Equity Securities at Fair Value section still contains such a reference. Ensure you remove it from your proposed revised disclosure.

4. Based on our review of Exhibit A, which you reference in your response, we do not see disclosures that satisfy the disclosure requirements of ASC 820-10-50-2-bbb(2) or ASC 820-10-50-2-g, of quantitative information about the significant unobservable inputs used in the fair value measurement of equity securities classified as Level 3 or the narrative description of the uncertainty of the fair value measurements from the use of significant

unobservable inputs if those inputs reasonably could have been different at the reporting date as requested. Refer to ASC 820-10-55-103 and ASC 820-10-55-106 for further guidance. Please tell us how the disclosures in Exhibit A satisfy the disclosure requirements above or provide us with a draft of your proposed revised disclosures as of June 30, 2020.

5.   Please tell us why you characterize financial instruments carried at cost or amortized cost as being subject to nonrecurring fair value measurement in Exhibit A of your response when the fair value disclosure appears to be required under ASC 825-10-50-10; Fair Value of Financial Instruments, not ASC 820-10-50-2a. Revise your proposed disclosure accordingly.

6.   We note that for the six months ended June 30, 2020, you recognized unrealized losses associated with the change in fair value of equity securities of $11,738,163. Please tell us how this loss was allocated amongst your investments and why equity securities classified as level 3, which are approximately 40% of total equity securities at fair value, only recognized related unrealized losses of $139,588 for this period.

        You may contact Michelle Miller at 202-551-3368 or March Brunhofer at 202-551-3638 if you have questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance